Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING corporation announces voting results from the 2026 annual meeting of shareholders

Calgary, Alberta, May 14, 2026 – Precision Drilling Corporation (Precision or the Company) is pleased to announce the results of the election of board members at its 2026 Annual Meeting of Shareholders held on May 14, 2026 (the Annual Meeting). Shareholders approved the election of all eight (seven of whom are independent) of the nominee directors presented in the Company’s Management Information Circular (the Circular), dated April 1, 2026.

The shares represented at the Annual Meeting voting in favour of individual nominee directors are as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
William T. Donovan	7,503,057	97.53%	189,813	2.47%
Steven W. Krablin	6,963,752	90.52%	729,118	9.48%
Lori A. Lancaster	7,388,916	96.05%	303,954	3.95%
Susan M. MacKenzie	7,392,047	96.09%	300,823	3.91%
Kevin O. Meyers	7,536,595	97.97%	156,275	2.03%
David W. Williams	7,675,106	99.77%	17,764	0.23%
Alice L. Wong	7,426,681	96.54%	266,189	3.46%
Carey T. Ford	7,612,688	98.96%	80,182	1.04%

All other items of business set forth in the Circular and considered at the Annual Meeting passed, including the non-binding advisory vote on the Company’s approach to executive compensation.

The full results on all matters voted upon at the Annual Meeting will be filed on SEDAR+ (www.sedarplus.ca) and EDGAR Next (www.sec.gov).

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, rental equipment and camps all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA

Vice President, Investor Relations

403.716.4500

800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com